U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[_]  Form 4 Transactions Reported

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1.   Name and Address of Reporting Person*

   Borneman, Jr.                        J.                    Ralph
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   (Last)                            (First)              (Middle)

                                  P.O.Box 552
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                                    (Street)

   Boyertown                            PA                   19512
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   (City)                            (State)                (Zip)
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2.   Issuer Name and Ticker or Trading Symbol

        National Penn Bancshares, Inc. (NPBC)

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Year

        December 31, 2001

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5.   If Amendment, Date of Original (Month/Year)



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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

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7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                                                                                    20,791.9945(1)    D
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*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Phantom Stock Units 1-for-1  2/17/01    A     28.5656        (2)       (2)  Common Stock  28.5656  21.2845
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Phantom Stock Units 1-for-1  5/17/01    A     27.4219        (2)       (2)  Common Stock  27.4219  22.3910
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Phantom Stock Units 1-for-1  6/30/01    A     341.1694       (2)       (2)  Common Stock 341.1694  20.0780
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Phantom Stock Units 1-for-1  8/17/01    A     30.3449        (2)       (2)  Common Stock  30.3449  22.7850
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Phantom Stock Units 1-for-1 11/17/01    A     30.6002        (2)       (2)  Common Stock  30.6002  23.8890
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Phantom Stock Units 1-for-1 12/31/01    A     664.9055       (2)       (2)  Common Stock 664.9055  22.334  4,118.8697  D
                                                                                                                  (3)
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Explanation of Responses:




      /s/ J. Ralph Borneman Jr.                                  2/14/2002
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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                FORM 5 FOOTNOTES

Name of Reporting Person:           J. Ralph Borneman, Jr.

Name of Issuer:                     National Penn Bancshares, Inc.

Period Covered:                     2001

Footnotes:

(1)  No reportable activity since last filing dated February 8, 2002.

(2) The phantom stock units were accrued under the National Penn Bancshares, Inc. Directors' Fee Plan and are to be settled in National Penn Bancshares, Inc. common stock upon the reporting person's retirement as a director or reaching the age of 65, as elected by such person.

(3) Includes 100.6009 phantom stock units under the National Penn Bancshares, Inc. Directors' Fee Plan pursuant to the Company's payment of a 3% stock dividend declared October 24, 2001, and paid by the Company on December 27, 2001.